UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission File Number: 001-14473

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

SECOND BANCORP INCORPORATED 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

REPORT OF INDEPENDENT AUDITORS

BENEFITS COMMITTEE

SKY FINANCIAL GROUP, INC.

SECOND BANCORP INCORPORATED 401(k) PLAN

We have audited the accompanying statements of net assets available for benefits of Second Bancorp Incorporated 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PACKER THOMAS

Youngstown, Ohio

June 23, 2005

Sky Financial Group, Inc.

Second Bancorp Incorporated 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2004	2003
ASSETS
Cash	$290	$11,015
Investments:
Money market funds	1,725,081	1,984,016
Common stock—Sky Financial Group, Inc.	7,040,452	—
Common stock—Second Bancorp	—	8,378,093
Mutual funds	6,326,551	6,880,493
Loans to participants	295,934	467,415

Total investments	15,388,018	17,710,017

Receivables:
Employee contributions	27,806	—
Employer contributions	15,424	—
Accrued interest and dividends	57,835	—

Total receivables	101,065	—

TOTAL ASSETS	15,489,373	17,721,032

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$15,489,373	$17,721,032

The accompanying notes are an integral part of these financial statements.

Sky Financial Group, Inc.

Second Bancorp Incorporated 401(k) Plan

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2004	2003
ADDITIONS
Contributions:
Employer	$563,499	$721,583
Employee	1,177,268	1,717,971
Investment income	450,345	267,103
Interest income from loans to participants	18,587	19,214

TOTAL ADDITIONS	2,209,699	2,725,871

DEDUCTIONS
Benefits paid to participants	7,529,906	609,644
Administrative expenses	12,290	4,390

TOTAL DEDUCTIONS	7,542,196	614,034

NET REALIZED AND UNREALIZED APPRECIATION IN FAIR VALUE OF INVESTMENTS	3,100,838	1,216,365

NET (DECREASE) INCREASE	(2,231,659)	3,328,202

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR	17,721,032	14,392,830

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$15,489,373	$17,721,032

The accompanying notes are an integral part of these financial statements.

Sky Financial Group, Inc.

Second Bancorp Incorporated 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Valuation of Investments

The accompanying statements of net assets available for plan benefits reflect the Second Bancorp Incorporated 401(k) Plan’s (the Plan) investments at fair value. The investment in Second Bancorp, Inc. and Sky Financial Group, Inc. common stock is stated at quoted market prices. The investment in short-term investment is stated at cost which approximates market. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Net unrealized appreciation or depreciation of securities is reflected as an adjustment of the Plan’s net assets in the accompanying statement of changes in net assets available for plan benefits. Loans to participants are valued at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B—DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Second National Bank of Warren (the Bank) established the Plan effective January 1, 1986 to provide a vehicle for savings for eligible employees.

On July 1, 2004, Second National Bank of Warren was acquired by Sky Financial Group, Inc. The net assets of the Plan were transferred into the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan on January 1, 2005.

Employees became participants of the Plan upon completing 90 days of employment as defined by the Plan. Contributions were made by each employee in the form of pretax withholdings. The employer matched 75% of participants’ contributions up to a maximum of 6% of employee earnings.

Prior to July 1, 2004, employer contributions were made in the form of Second Bancorp, Inc. common stock. Subsequent to July 1, 2004, employer contributions were made in Sky Financial Group, Inc. common stock. Participants were permitted to invest in a short-term money market fund, common stock of Sky Financial Group, Inc., or various Federated mutual funds.

Each participant’s account was credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is fully vested after completing 5 years of service as defined by the Plan, and eligible for early retirement benefits after 10 years of continuous service and attainment of age 55. If a participant terminates prior to full vesting, employer contributions and earnings thereon are reduced on a pro rata basis for each year less than 5 years of service. Benefits are payable in a lump sum upon termination. Benefit payments to participants are recorded upon distribution.

Sky Financial Group, Inc.

Second Bancorp Incorporated 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE B—DESCRIPTION OF THE PLAN (continued)

In the event of termination of the Plan, the accounts of the participants shall become fully vested. The plan administrator may pay account balances to participants or to their beneficiaries upon a participant’s termination or death, or distribute the assets of the Plan to participants and beneficiaries in proportion to their respective account balances.

Participants who prove financial hardship may withdraw only the portion of their account balance which they contributed. The remaining portion contributed by the employer and earnings thereon remains in their account until termination of employment or retirement and continues to earn until distribution. If upon termination, the participant remains only partially vested, the remaining portion contributed by the employer and earnings thereon is forfeited. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $118,924 and $95,027, respectively. All forfeited amounts are used to offset future employer contributions.

Participants may borrow up to 50% of their vested account, not to exceed $50,000, at any time for any purpose. The remaining 50% of the vested benefits are used as collateral to secure the loan. The interest rate charged is comparable to what a commercial bank would charge for that type of loan. Participants are required to borrow at least $1,000, must pay back the loan within five years, and must pay a processing fee. Interest paid on the loans is credited to the participant’s individual account.

NOTE C—FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on May 7, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.

However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D—INVESTMENTS

The following table presents the fair value of investments. Investments representing five percent or more of the Plan’s net assets are separately identified.

	December 31,
	2004	2003
Investments at fair value:
Federated U.S. Government Securities Fund	$184,668	$287,688
Federated Moderate Allocation	209,807	146,832
Federated Prime Obligations Fund — excess of 5%	1,725,081	1,984,016
Second Bancorp, Inc.— excess of 5% (2003 only)	—	8,378,093
Sky Financial Group, Inc. excess of 5% (2004 only)	7,040,452	—
Federated Cap Appreciation Fund	506,715	526,744
Federated Growth Strategies Fund — excess of 5% (2003 only)	—	1,342,268
Federated Kaufmann Fund — excess of 5%	995,159	995,582
Federated Mid Cap Growth Strategies Fund — excess of 5% (2004 only)	1,131,056	—
Federated Max-Cap Svc Index Fund	170,770	253,909
Federated Stock Trust — excess of 5%	1,489,053	1,634,726
Federated International Equity	298,078	191,178
Federated Total Return Svc Bond Fund — excess of 5%	927,199	1,146,671
Federated Conservative Allocation	79,748	72,281
Federated Growth Allocation	334,298	282,614
Participant loans	295,934	467,415

	$15,388,018	$17,710,017

Investment income	$450,345	$267,103

Sky Financial Group, Inc.

Second Bancorp Incorporated 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE D—INVESTMENTS (continued)

During the years ending December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,100,838 and $1,216,365, respectively, as follows:

	December 31,
	2004	2003
Common stock	$2,629,334	$(19,958)
Mutual funds	471,504	1,236,323

Net appreciation in fair value of assets	$3,100,838	$1,216,365

NOTE E—RELATED PARTY TRANSACTIONS

Prior to July 1, 2004, Second Bancorp, Inc. was the parent company of Second National Bank, where most participants were employed. Subsequent to July 1, 2004, Sky Financial Group, Inc. is the parent company of Sky Bank, which acquired Second Bancorp, Inc. and where most of the participants are employed. Sky Financial Group, through another subsidiary, also owns and operates the Trust Department, which acts as plan administrator.

The Plan held Sky Financial Group, Inc. common stock with a market value of $7,040,452 at December 31, 2004. The Plan held Second Bancorp, Inc. common stock with a market value of $8,378,093 at December 31, 2003.

The Plan sponsor pays the audit fee for the Plan.

NOTE F—CONCENTRATIONS

At December 31, 2004, the Plan held Sky Financial Group, Inc. common stock with a market value of $7,040,452. At December 31, 2003, the Plan held Second Bancorp, Inc. common stock with a market value of $8,378,093. It is reasonably possible that changes in the fair value of the stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Sky Financial Group, Inc.

Second Bancorp Incorporated 401(k) Plan

Schedule H, line 4i—SCHEDULE OF ASSETS HELD AT END

OF YEAR

Federal I.D. #: 34-1530773

Plan Number: 002

December 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment, including Maturity Date and Rate of Interest	(d) Cost	(e) Current Value
	SHORT-TERM INVESTMENTS
	Federated Prime Obligations Fund	N/A	$1,725,081	$1,725,081

	TOTAL SHORT-TERM INVESTMENTS		1,725,081	1,725,081

	COMMON STOCKS
*	Sky Financial Group, Inc.	N/A	5,300,230	7,040,452

	TOTAL COMMON STOCKS		5,300,230	7,040,452

	MUTUAL FUNDS
	Federated Cap Appreciation Fund	N/A	479,154	506,715
	Federated Mid Cap Growth Strategies Fund N/A		987,776	1,131,056
	Federated Kaufmann Fund	N/A	955,013	995,159
	Federated Conservative Allocation	N/A	76,976	79,748
	Federated Growth Allocation	N/A	313,893	334,298
	Federated Moderate Allocation	N/A	200,489	209,807
	Federated Max-Cap Svc Index Fund	N/A	157,840	170,770
	Federated Stock Trust	N/A	1,378,280	1,489,053
	Federated International Equity	N/A	264,048	298,078
	Federated Total Return Svc Bond Fund	N/A	926,482	927,199
	Federated U.S. Government Securities Fund	N/A	188,033	184,668

	TOTAL MUTUAL FUNDS		5,927,984	6,326,551

	LOANS TO PARTICIPANTS
*	Participant Loans	5% to 14.90%	—	295,934

	TOTAL INVESTMENTS		$12,953,295	$15,388,018

*	Denotes party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2005	By:	/s/ Michael Couturier
Michael Couturier
Vice President and
Director of Employee Benefits
Sky Financial Group, Inc.